# SEC Schedule 13D/A (Amendment No. 9) — Beneficial ownership report by holders of more than 5% of a class

Issuer: LightInTheBox Holding Co., Ltd., CIK 0001523836
CUSIP: 53225G102
Title of class of securities: Ordinary shares, par value US$0.000067 per share
Address of issuer's principal executive offices: 4 Pandan Crescent, #03-03, Singapore, Singapore (U0), 128475
Date of event which requires filing of this statement: 08/10/2026
Amends the filing with accession number 0001104659-20-029941
Filed by CIK 0001805396
Persons authorized to receive notices and communications: He Jian, 4 Pandan Crescent, #03-03, Singapore, Singapore (U0), 128475, 65 6305 9667

## Reporting persons
- Conner Growth Holding Limited (CIK 0001805396): type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 52,958,777; shared voting power 0; sole dispositive power 52,958,777; shared dispositive power 0; aggregate amount beneficially owned 52,958,777 (22.5% of the class)
  Comment: Note to Row (7), (9) and (11): Including (a) 4,058,685 ADSs, representing 48,704,224 ordinary shares, and (b) 4,254,553 ordinary shares.
  
  Note to Row (13): The calculation of this percentage is based on 213,974,097 ordinary shares of the Issuer, par value US$0.000067 per share, outstanding as of June 30, 2026, as informed by the Issuer, plus 21,397,409 ordinary shares issued in a private placement pursuant to subscription agreements with certain investors on August 10, 2026.
- He Jian (CIK 0002124627): type of reporting person: individual (IN); citizenship or place of organization: China (F4); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 56,724,977; shared voting power 0; sole dispositive power 56,724,977; shared dispositive power 0; aggregate amount beneficially owned 56,724,977 (24.1% of the class)
  Comment: Note to Row (7), (9) and (11): Including (a) 4,254,553 ordinary shares and 4,058,685 ADSs, representing 48,704,224 ordinary shares held by Conner Growth Holding Limited, and (b) 313,850 ADSs, representing 3,766,200 ordinary shares held by He Jian.
  
  Note to Row (13): The calculation of this percentage is based on 213,974,097 ordinary shares of the Issuer, par value US$0.000067 per share, outstanding as of June 30, 2026, as informed by the Issuer, plus 21,397,409 ordinary shares issued in a private placement pursuant to subscription agreements with certain investors on August 10, 2026.

## Item 1. Security and Issuer
Title of class of securities: Ordinary shares, par value US$0.000067 per share
Name of issuer: LightInTheBox Holding Co., Ltd.
Address of issuer's principal executive offices: 4 Pandan Crescent, #03-03, Singapore, Singapore (U0), 128475
Comment:
Twelve Ordinary Shares of the Issuer are represented by one American depository share (the "ADS").

This Amendment No. 9 amends and supplements the statement on Schedule 13D filed on March 6, 2020 (the "Initial Statement"), the Amendment No. 1 on Schedule 13D/A filed on June 25, 2021, the Amendment No. 2 on Schedule 13D/A filed on September 23, 2022, the Amendment No. 3 on Schedule 13D/A filed on October 3, 2022, the Amendment No. 4 on Schedule 13D/A filed on January 4, 2023, the Amendment No. 5 on Schedule 13D/A filed on June 6, 2023, the Amendment No. 6 on Schedule 13D/A filed on December 13, 2023, the Amendment No. 7 on Schedule 13D/A filed on January 3, 2024 and the Amendment No. 8 on Schedule 13D/A filed on August 28, 2024. Other than as amended by this Amendment, the disclosures in the Initial Statement are unchanged. Responses to each item of this Amendment are incorporated by reference into the response to each other item, as applicable.

## Item 2. Identity and Background
Name of person filing:
This Statement is being filed by the following persons (each a "Reporting Person" and, collectively, the "Reporting Persons"):

Conner Growth Holding Limited, a company incorporated in the British Virgin Islands ("Conner Growth"); and

Mr. He Jian, an individual ("He Jian").
Residence or business address: The address of the principal business and office of the Reporting Persons is 4 Pandan Crescent, #03-03 Singapore (128475).
Present principal occupation or employment: The principal occupation of He Jian is (i) the Chief Executive Officer and the chairman of the board of directors of the Issuer and (ii) the sole beneficial owner and the sole director of Conner Growth. The principal business of Conner Growth is to hold He Jian's beneficial interest in the Issuer.
Criminal convictions in the last five years: During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, neither of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
Conner Growth Holding Limited - British Virgin Islands

He Jian - People's Republic of China

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The responses of the Reporting Persons to Rows (4) of the cover pages and the information set forth in Item 4 of this Amendment are incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended by inserting the following information at the end of Item 4:

On July 10, 2026, Conner Growth entered into a subscription agreement (the "Subscription Agreement") with the Issuer, pursuant to which Conner Growth agreed to purchase 4,254,553 Ordinary Shares of the Issuer (the "Subscribed Shares") in a private placement (the "PIPE") at a purchase price of US$0.2566667 per Ordinary Share (equivalent to US$3.08 per ADS, each representing twelve (12) Ordinary Shares), for an aggregate purchase price of approximately US$1,092,003.

The PIPE was consummated on August 10, 2026. As a result of the closing of the PIPE, He Jian beneficially holds 56,724,977 Ordinary Shares in the form of ordinary shares and ADSs as of August 10, 2026, representing approximately 24.1% of the total outstanding Ordinary Shares of the Issuer.

The Subscription Agreement contains customary representations, warranties, and covenants of the Issuer and Conner Growth. Pursuant to the Subscription Agreement, the Issuer has agreed to file a registration statement with respect to the resale of Subscribed Shares.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The responses of the Reporting Persons to Rows (7) through (13) of the cover pages and the information set forth in Item 2 of this Amendment are incorporated herein by reference.

He Jian is the sole beneficial owner of Conner Growth. Pursuant to Rule 13d-3, he may be deemed to have Conner Growth's beneficial ownership over the Issuer. Accordingly, He Jian may be deemed to beneficially own 56,724,977 Ordinary Shares, representing approximately 24.1% of the total outstanding Ordinary Shares of the Issuer. This percentage is calculated based on the total of 213,974,097 outstanding Ordinary Shares as of June 30, 2026 plus 21,397,409 ordinary shares issued in a private placement pursuant to subscription agreements with certain investors on August 10, 2026, as informed by the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses of the Reporting Persons to Rows (7) through (13) of the cover pages and the information set forth in Item 2 of this Amendment are incorporated herein by reference.
Transactions in the class effected during the past sixty days: Except as described in Item 4 which is incorporated herein by this reference, since the filing of the Amendment No. 8 on Schedule 13D/A filed on August 28, 2024, none of the Reporting Persons has effected any transactions in Ordinary Shares or ADS.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not Applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Item 4 of this Amendment is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Joint Filing Agreement, dated August 11, 2026, by and between Conner Growth Holding Limited and He Jian.

## Signatures
- Conner Growth Holding Limited: /s/ He Jian, He Jian, Director (08/11/2026)
- He Jian: /s/ He Jian, He Jian (08/11/2026)